Exhibit 4
SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the “Agreement”) is entered into on this 4th day of April, 2013 by and among Kardan Communications Ltd., an Israeli Company (“Seller”); and Viola P.E. GP Ltd., an Israeli Company (the “Purchaser”).

WITNESSETH:

WHEREAS, Seller is the sole owner, beneficial and of record, of 4,233,600 Ordinary Shares, par value NIS 0.01 each, of RRSAT GLOBAL COMMUNICATIONS NETWORK LTD., a company incorporated under the laws of the State of Israel (the “Ordinary Shares” and the “Company”, respectively);

WHEREAS, the Seller wishes to sell, transfer and assign to the Purchaser, and the Purchaser wishes to purchase, assume and receive from Seller, 2,255,053 Ordinary Shares, as may be adjusted pursuant to and in accordance with Section 1.6 below (the “Purchased Shares”) for the consideration set forth herein, subject to the terms and conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, (i) the Purchaser is entering into a share purchase agreement, providing for the purchase by the Purchaser of Ordinary Shares from Mr. David Rivel (the “Rivel Agreement”); and (ii) the Purchaser and the Seller are entering, on the date hereof, into the Shareholders Agreement in the form attached hereto as Exhibit A (the “Shareholders Agreement”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

1.	Condition Precedent; Purchase and Sale of the Purchased Shares.

1.1.           This Agreement shall be valid and effective as of and subject to the consummation of the purchase and sale of Ordinary Shares under the Rivel Agreement (the “Rivel Closing”), except for Sections 2.5 and 8 which shall be binding on the parties.  If the Rivel Closing does not occur by the Termination Date (as defined herein), then this Agreement shall have no force and effect.

1.2.           At the Closing (as defined below) and subject to the terms and conditions of this Agreement, the Seller shall, in reliance on the representations and warranties of the Purchaser contained herein, sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser shall, in reliance on the representations and warranties of the Seller contained herein, purchase and acquire from the Seller, the Purchased Shares together, if applicable, with the Related Assets (as defined below), free and clear of any Encumbrances, in consideration for a gross aggregate purchase price for all Purchased Share equal to US$17,843,985 less the gross amount of all dividends or other distributions effected by the Company following the date hereof and through the Closing in respect of the Purchased Shares (the "Purchase Price" and, when divided by the number of Purchased Shares referred to above, the "Purchase Price Per Share"). At the Closing, the Purchaser shall purchase from the Seller and the Seller shall sell to the Purchaser all (and not part) of the Purchased Shares, and, if applicable, the Related Assets. “Related Assets” shall mean all rights, assets, properties or securities of any kind distributed, issued or granted in respect of, in exchange or in addition to, the Purchased Shares, following the date hereof and through the Closing, and any right or entitlement to receive the same, but excluding distributions to the extent deducted from the Purchase Price as set forth above. Whether or not specifically indicated, any reference to the Purchased Shares in this Agreement shall include, if applicable, the Related Assets.

1.3.           As soon as reasonably practicable hereafter, the Seller shall provide the required notice ("Sale Notice"), in a form reasonably acceptable to Purchaser, to all parties entitled to receive such Sale Notice pursuant to Section 2 of that certain Agreement between the Seller, David Rivel and Del-Ta Engineering Equipment Ltd. (“Del-Ta”) dated October 5, 2006 (the “Tag Along Agreement”). Notwithstanding anything to the contrary, the content of such Sale Notice and the compliance by Seller with the Tag Along Agreement shall be solely the responsibility of Seller and shall not result in any liability to Purchaser. If a Notice of Joining (as defined therein) is served to the Seller, then the Seller shall, promptly upon receipt thereof, deliver such Notice of Joining to Purchaser, and at the lapse of 14 days from the date of receiving the Sale Notice by each of the parties entitled thereto pursuant to Section 2 of the Tag Along Agreement, the Seller shall deliver to Purchaser a certificate indicating the number of Ordinary Shares to be sold by it and each party receiving the Sale Notice and certifying that the information contained therein is true, correct and complete. In case a Notice of Joining is served to Seller in accordance with the Tag Along Agreement, then: (i) the number of Ordinary Shares and, if applicable, the Related Assets, to be sold by the Seller hereunder shall be reduced by the aggregate number of Ordinary Shares and, if applicable, the Related Assets, elected to be sold by the other party(ies) in accordance with the Tag Along Agreement, and (ii) each such other party serving a Notice of Joining shall be required to sign a joinder to this Agreement, in the form of Exhibit 1.3, pursuant to which such party shall become a “Seller” hereunder and the number of Ordinary Shares to be sold by such party shall be deemed “Purchased Shares” hereunder for all intent and purposes. In the event that a Notice of Joining is served on Seller, however, for any reason whatsoever, the party purporting to join the sale does not comply with any and all requirements hereunder to participate in the sale of the Purchased Shares to Purchaser at the Closing, then notwithstanding the Notice of Joining, the Seller shall sell all the Purchased Shares to Purchaser at Closing without any reduction.

1.4.           All taxes due as a result of the sale of the Purchased Shares and, if applicable, the Related Assets, hereunder shall be the sole liability of the Seller. Unless the Seller provides to the Purchaser a valid certificate from the Israeli Tax Authorities providing full exemption from withholding tax (or a lower rate of withholding) or a tax determination from the Israeli Tax Authorities indicating otherwise, at least three (3) business days in advance of the Closing Date, then the Purchaser shall be entitled to deduct and withhold from such payment such amount as required to be deducted and withheld under any applicable law. To the extent that amounts are so withheld, (i) the Purchaser will provide to the Seller written evidence of the transfer of the withheld amounts to the Israeli Tax Authorities and (ii) such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Seller in respect of which such deduction and withholding was made.

1.5.           In the event of any stock split (bonus shares), consolidation, share dividend (including any dividend or distribution of securities convertible into share capital), reorganization, reclassification, combination, recapitalization or other like change with respect to the Purchased Shares and, if applicable, the Related Assets, occurring after the date hereof and prior to the Closing, all references in this Agreement to specified price per share, type and class of shares, numbers of shares and all calculations provided for that are based upon numbers affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such event.

1.6.           The number of Purchased Shares indicated in the recital to this Agreement is calculated based on 17,346,561 Ordinary Shares issued and outstanding as of the date hereof. The parties shall verify with the Company immediately prior to the Closing that the number of Ordinary Shares stated above to be Purchased Shares constitutes 13% of the issued and outstanding share capital of the Company as of immediately prior to Closing, and, to the extent such number is incorrect, then the Purchaser may elect (at its discretion) to purchase from the Seller such number of additional Ordinary Shares that will result in the aggregate Ordinary Shares purchased by Purchaser from Seller hereunder constituting 13% of the issued and outstanding share capital of the Company as of immediately prior to Closing; provided that (i) the Purchase Price shall be increased by the product of the number of such additional Ordinary Shares to be so transferred and (A) if the number of Ordinary Shares stated above to be Purchased Shares constitutes less than 13% of the issued and outstanding share capital of the Company as of immediately prior to Closing as a result of the issuance by the Company of Ordinary Shares following the date hereof and prior to the Closing (a “Dilutive Issuance”), the higher of (1) the price per share in such Dilutive Issuance (or, if more than one Dilutive Issuance is consummated between the date hereof and the Closing, the weighted average price per share in such Dilutive Issuances) (except that (i) the exercise price of options, warrants and other similar securities that have been granted or issued, as applicable, prior to the date hereof, and which are exercised following the date hereof and prior to the Closing, shall not be taken into consideration in calculating the price per share for purposes of this clause 1, and (ii) with respect to options, warrants and other similar securities that are granted or issued, as applicable, following the date hereof and prior to closing, the full exercise price (disregarding cashless exercise and similar mechanisms) will be taken into consideration in calculating the price per share for purposes of this clause 1) and (2) the Purchase Price Per Share; or (B) in circumstances not covered in clause (A), the Purchase Price Per Share; (ii) the Seller shall not be obligated to sell to the Purchaser pursuant to this Section 1.6 more than 346,931 Ordinary Shares; and (iii) any additional Ordinary Shares purchased by the Purchaser pursuant to this Section 1.6 shall reduce the number of Call Option Shares and Put Option Shares, respectively.

2.	Closing.

2.1.           Unless this Agreement is earlier terminated pursuant to Section 7 hereof, the consummation of the sale and purchase of the Purchased Shares and, if applicable, the Related Assets, (the “Closing”) will take place at the offices of Meitar Liquornik Geva Leshem Tal, Law Offices, 16 Abba Hillel Road, Ramat Gan, Israel, fifteen (15) days following the satisfaction or waiver of the closing conditions set forth herein (other than those that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Purchaser and Seller shall agree in writing. The date upon which the Closing hereunder actually occurs shall be referred to herein as the “Closing Date”. All actions at the Closing and all transactions occurring at the Closing shall be deemed to take place simultaneously and no transactions shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered.

2.2.           At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following documents:

2.2.1.                Share transfer deed, duly executed by the Seller, transferring to the Purchaser the Purchased Shares, in the form attached hereto as Exhibit 2.2.1;

2.2.2.                Original share certificate(s) representing the Ordinary Shares held by the Seller;

2.2.3.                An irrevocable letter of instruction from the Company instructing the transfer agent of the Company's Ordinary Shares to (i) issue new certificates, the first one in the name of the Purchaser, representing the Purchased Shares, and the other one in the name of the Seller, representing the balance of the Ordinary Shares not being sold to the Purchaser hereunder, and (ii) record the transfer pursuant to this Agreement, substantially in the form attached hereto as Exhibit 2.2.3;

2.2.4.                A certificate in the form attached hereto as Exhibit 2.2.4 executed by the Seller certifying (i) that the representations and warranties of the Seller hereunder are true and correct as of the date hereof and as of the Closing Date as if made on such date; (ii) that all covenants required by the terms hereof to be performed by the Seller on or prior to the Closing Date have been so performed in all material respects; (iii) the total number of Ordinary Shares issued and outstanding as of immediately prior to the Closing Date, and (iv) a complete and accurate description of any Related Assets;

2.2.5.                A letter from Bank Ha Poalim (the “Bank”), in form and substance reasonably satisfactory to the Purchaser, confirming and undertaking, irrevocably, (i) that any and all Encumbrances, rights or interests of the Bank in the Purchased Shares and, if applicable, the Related Assets shall be terminated, released and removed upon payment to the Bank of an amount specified in such letter (which amount shall not exceed the Purchase Price), (ii) that any and all registrations of such Encumbrances in the Registrar of Companies or otherwise shall be removed promptly after such payment; and (iii) as required pursuant to Section 3.8 of the Shareholders Agreement; and

2.2.6.                If applicable, instruments evidencing any Related Assets and the transfer and/or assignment of such Related Assets from Seller to the Purchaser, in a form reasonably satisfactory to the Purchaser.

2.2.7.                (i) a letter in the form attached hereto as Exhibit 2.2.7(A) signed by Mr. Yossi Shahror appointing, effective as of immediately after the Closing, Mr. Harel Beit On as his alternate director for the period until the next annual shareholders meeting of the Company in which the directors of the Company are elected, (ii) a resignation letter in the form attached hereto as Exhibit 2.2.7(B) pursuant to which Mr. Shahror resigns from the Board of the Company effective as of  the date of delivery of such letter to the Company, which resignation letter will be deposited in escrow in the hands of Purchaser and delivered to the Company in accordance with the terms of the Letter (as defined below), and (iii) a letter from Mr. Shahror to the Purchaser in the form attached hereto as Exhibit 2.2.7(C) (the “Letter”), pursuant to which Mr. Sharor authorizes the Purchaser to deliver the resignation letter referred to above to the Company at such time that the appointment of Mr. Beit On as an alternate director in Mr. Shahror's stead is terminated for any reason.

2.3.           At the Closing, the Purchase Price shall be deposited by Purchaser with MLGLB Trust Ltd., as escrow agent (the "Escrow Agent") pursuant to the escrow agreement in the form attached hereto as Exhibit 2.3 and shall be released to the Bank upon receipt of a share certificate representing the Purchased Shares in the name of the Purchaser.

2.4.           At the Closing, the Purchaser shall deliver to the Seller a certificate in the form attached hereto as Exhibit 2.4 executed by the Purchaser certifying that: (i) the representations and warranties of the Purchaser hereunder are true and correct as of the date hereof and as of the Closing Date as if made on such date; (ii) all covenants required by the terms hereof to be performed by the Purchaser on or prior to the Closing Date have been so performed in all material respects; and (iii) if applicable, its election to purchase additional Ordinary Shares in accordance with the provisions of Section 1.6.

2.5.           If (i) the Rivel Agreement is consummated and (ii) this Agreement is terminated (other than due to the event described in Section 7.1.4.1)7.1.2, then, upon both of such conditions being met, the Seller shall pay the Purchaser, upon termination of this Agreement as aforesaid, an amount in cash of $196,439.

3.           Representations and Warranties of Seller. The Seller hereby represents and warrants to the Purchaser as follows:

3.1.           Seller has the full corporate power and authority to execute and deliver this Agreement and any agreement, document and instrument provided for or contemplated herein (collectively, the “Transaction Documents”) and to perform the transaction contemplated hereby and thereby. The execution, delivery and performance by the Seller of each of the Transaction Documents has been duly authorized, executed and delivered by the Seller. The persons executing and delivering this Agreement on behalf of the Seller have been duly authorized to do so. The Transaction Documents constitute or will, when executed and delivered by all parties thereto, constitute Seller’s valid and legally binding obligation enforceable against it in accordance with its respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.2.           The Seller has good and valid title to, and is the sole lawful owner, beneficially and of record, of all of the Purchased Shares (subject to the Encumbrance in favor the Bank, which will be removed as of the Closing). Upon receipt of any Related Assets, the Seller shall have good and valid title to, and shall be the sole lawful owner, beneficially and of record, of all of such Related Assets (subject to an Encumbrance in favor the Bank, which will be removed as of the Closing).  The Seller has sole voting power and sole power to issue instructions with respect to the matters set forth in this Agreement, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement. At the Closing, the Seller shall convey to the Purchaser, and the Purchaser shall acquire, good and marketable title to the Purchased Shares and, if applicable, the Related Assets, free and clear of any and all Encumbrances.  “Encumbrance” (and words of similar import) shall mean any lien, pledge, hypothecation, charge, equities, claims, restrictions, options, proxies, security interest, encumbrance, adverse claim, interference, right of first refusal, preemptive right or restriction, limitation or rights of third parties of any nature (including any restriction or limitation on the voting, transfer, receipt of any income derived from, or on the use of any security or other asset or any restriction or limitation on the possession, exercise or transfer of any other attribute of ownership of a security). The Seller has neither sold, pledged, Encumbered or otherwise transferred, nor undertook or promised to do so (whether by operation of law or otherwise) the Purchased Shares or any interests therein to any person, other than pursuant to (i) a pledge in favor of the Bank, which shall be removed immediately prior to Closing and (ii) this Agreement. If the Seller receives any Related Assets, it shall neither sell, pledge, Encumber or otherwise transfer, nor undertake or promise to do so (whether by operation of law or otherwise) any of the Related Assets or any interests therein to any person, other than pursuant to (i) a pledge in favor of the Bank, which shall be removed immediately prior to Closing and (ii) this Agreement.

3.3.           The Purchased Shares constitute as of the date hereof 13% of the Company’s issued and outstanding share capital. The certificate delivered pursuant to Section 2.2.4 shall set forth a complete and accurate description of the Related Assets as of the Closing. The number of Ordinary Shares set forth in the first recital to this Agreement constitute all of the shares or other securities over which any voting or dispositive power is held by the Seller and Seller does not own, beneficially or otherwise, nor control, directly or indirectly, any other share capital of, or other securities, equity or ownership interest in the Company (including, without limitation, (i) any outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other similar contracts relating to securities of the Company, or (ii) outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to securities of the Company). Neither the Purchased Shares nor any other Ordinary Shares set forth in the first recital to this Agreement are subject to any shareholders agreement, voting agreements, proxies, trusts or other agreement or understandings relating to any attribute thereof, including the voting or disposition thereof or any other Encumbrance, except as set forth in this Agreement and the pledge in favor of Bank Ha Poalim. Other than (i) as set forth in Section 1.3 and (ii) pursuant to the pledge in favor of Bank Ha Poalim, there are no transfer restrictions or right of first refusal, right of first offer, tag along or other similar rights applicable to the Purchased Shares. There are no agreements, instruments or documents between the Company or its affiliates, on the one hand, and the Seller or its affiliate, on the other hand, relating to any rights in or to the Purchased Shares or to any other matter.

3.4.           The execution and delivery by the Seller of the Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, require Seller to obtain or deliver any notice, consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to, any court, administrative agency, commission, governmental or regulatory authority or any other person, other than (i) as set forth in Section 1.3., (ii) the approvals set forth in Schedule 5.1.3, (iii) release of the pledge from Bank Ha Poalim as referred to in Section 2.2.5 and (iv) disclosure, as required under the Israeli Securities Law of 1968.

3.5.           Except as set forth in Section 1.3 of this Agreement, the execution and delivery by the Seller of the Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation under the Articles of Association of the Company, the Articles of Association or other equivalent organizational or governing documents of the Seller, any agreement, law, rule, regulation, order, judgment or decree applicable to the Seller or that apply to the Purchased Shares and, if applicable, the Related Assets or by which the Purchased Shares and, if applicable, the Related Assets are bound, or, to the knowledge of the Seller, any agreement, law, rule, regulation, order, judgment or decree applicable to the Company or to which its assets are subject.

3.6.           There is no suit, action, proceeding, claim or investigation, decrees, orders, judgments or legal proceeding of any nature, pending, or, to Seller’s knowledge, threatened against the Seller or the Purchased Shares and, if applicable, the Related Assets, that seeks to prevent Seller from executing, delivering or performing the Transaction Documents and the transactions contemplated hereby and thereby, or that apply to the Purchased Shares and, if applicable, the Related Assets or by which they are bound.

3.7.           No agent, broker, finder, investment banker, person or firm acting in a similar capacity on Seller’s behalf or under the Seller’s authority is, nor will it be, entitled to any brokerage or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the origin, negotiation or execution of the Transaction Documents or in connection with any of the transactions contemplated hereby and thereby, which would be required to be paid by the Purchaser or the Company.

3.8.           Seller agrees to sell the Purchased Shares and, if applicable, the Related Assets to the Purchaser at the Purchase Price provided for herein notwithstanding any possible knowledge differential between the parties, any potential or prospects each party may view for the Company, any potential future role of Purchaser in the corporate governance of the Company, and any potential future appreciation, benefit or privileges relating to the Ordinary Shares, and accordingly Seller hereby irrevocably waives any right, claim or demand that may arise as a result thereof against the Purchaser and its affiliates and representatives.

3.9.           The Seller does not currently hold, directly or indirectly, any interest in, nor does the Seller currently have any right with respect to, any asset, nor does Seller expect to have prior to Closing any other right in any asset, in each case which is reasonably expected to result in the imposition of an Antitrust Restraint with respect to the transactions contemplated hereunder.

4.           Representations and Warranties of the Purchaser.  The Purchaser hereby represents and warrants to the Seller as follows:

4.1.           It is duly formed and validly existing under the laws of its jurisdiction of formation.

4.2.           It has the requisite power and authority to enter into the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of each of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser. The persons executing and delivering this Agreement on its behalf have been duly authorized to do so. The Transaction Documents to which it is a party have been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the other parties hereto, constitute its valid and binding obligations, enforceable against it in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

4.3.           The execution and delivery by it of the Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, require such Purchaser to obtain or deliver any notice, consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to any court, administrative agency, commission, governmental or regulatory authority or any other person, that has not been, or will not be, obtained by the Closing and other than the approvals set forth in Schedule 5.1.3.

4.4.           The execution and delivery of the Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any provision of the Purchaser’s formation documents; or any law, rule, regulation, order, judgment or decree applicable to it.

4.5.           There is no suit, action, proceeding, claim or investigation, decrees, orders, judgments or legal proceeding of any nature, pending, or, to such Purchaser’s knowledge, threatened against it, that seeks to prevent it from executing, delivering or performing the Transaction Documents and the transactions contemplated hereby and thereby.

4.6.           No agent, broker, finder, investment banker, person or firm acting in a similar capacity on such Purchaser’s behalf or under its authority is, nor will it be, entitled to any brokerage or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the origin, negotiation or execution of the Transaction Documents or in connection with any of the transactions contemplated hereby and thereby, which would be required to be paid by any of the Seller or the Company.

4.7.         Purchaser acknowledges and understands that the Purchased Shares have not been, and, if applicable, the Related Assets shall not have been, and none of them will be, as of the Closing, registered under the U.S. Securities Act of 1933 (the "Securities Act"), and that Purchaser may not offer, resell or otherwise transfer the Purchased Shares and, if applicable, the Related Assets except pursuant to (i) an effective registration statement under the Securities Act covering such offer, sale or transfer and provided that such offer, sale or transfer is made in accordance with such registration statement, or (ii) an available exemption from registration under the Securities Act. The Purchaser acknowledges and agrees that the Company may require that each certificate representing Purchased Shares and, if applicable, the Related Assets be imprinted with a legend listing such transfer restrictions. The Purchaser has requested that Seller not disclose to it any material, non-public information concerning the Company ("Excluded Information") and Seller has complied with the Purchaser's request. As a consequence of such non-disclosure of Excluded Information, there may exist a disparity of information between Purchaser and Seller with respect to the Company.  As a condition to Seller’s agreement to sell the Purchased Shares and, if applicable, the Related Assets hereunder, Purchaser expressly release Seller from any and all damages as well as loss of profit or potential profit that may be incurred by the Purchaser as a result of the Purchaser’s decision to purchase the Purchased Shares and, if applicable, the Related Assets without having access to the Excluded Information, provided that the Excluded Information shall not affect the truth or accuracy of Seller’s representations and warranties made herein.

4.8.         The Purchaser does not currently hold, directly or indirectly, any interest in, nor does the Seller currently have any right with respect to, any asset nor does Purchaser expect to have prior to Closing any other right in any asset, in each case which is reasonably expected to result in the imposition of an Antitrust Restraint with respect to the transactions contemplated hereunder.

5.	Conditions to Closing.

5.1.           Conditions to Closing of each Party. The respective obligations of the Seller and the Purchaser to effect the Closing are subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by mutual written instrument of the Seller and the Purchaser:

5.1.1.                No Order. No court or other governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of preventing, enjoining, restraining, prohibiting or otherwise making this Agreement or the transactions contemplated hereby illegal.

5.1.2.                Transfer Restrictions Period.  The 14–day period from the date of receiving the Sale Notice by each of the parties entitled thereto pursuant to Section 2 of that certain Tag Along Agreement shall have elapsed.

5.1.3.                Regulatory Consents.  The approvals set forth in Schedule 5.1.3 shall have been obtained, without conditions.

5.2.           Conditions to Closing of the Purchaser. The obligations of the Purchaser to effect the Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any of which may be waived, in writing, by the Purchaser:

5.2.1.                Representations, Warranties and Covenants. (i) The representations and warranties of the Seller in this Agreement shall have been true and correct on the date hereof and as of the Closing Date with the same effect as if made at and as of the Closing Date, and (ii) the Seller shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Seller at or prior to the Closing Date.

5.2.2.                Receipt of Closing Deliveries. Each of the agreements, instruments and other documents required to be delivered by the Seller under Section 2.2 shall have been received by Purchaser.

5.2.3.                No Injunctions or Restraints. No permanent restraining orders, temporary restraining order (that was not removed prior to Closing) or permanent injunction or other order issued by any administrative agency, commission, regulatory or governmental authority which has or could have the effect of limiting or restricting the Purchaser’s ownership or voting of the Purchased Shares and, if applicable, the Related Assets shall be in effect, nor shall there be pending or threatened any suit, action or proceeding seeking the foregoing or any other Antitrust Restraint (as defined below).

5.2.4.                No Company Material Adverse Effect.  No change, fact, circumstance, condition, event or effect shall have occurred prior to the Closing, that individually or when taken together with such other changes, facts, circumstances, conditions, events or effects shall have or would reasonably be expected to have a long term material and adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, provided that such material and adverse effect shall have existed as of the date on which all conditions to Closing (other than the absence of such material and adverse effect) shall have been met; provided that, in determining whether a material adverse effect has occurred, there shall be excluded any effect resulting from (i) changes in conditions affecting generally the industry in which the Company operates or the economic, capital or securities markets, financial or political conditions worldwide, (ii) any changes in political conditions, natural disasters and earthquakes, acts of war, armed hostilities, sabotage or terrorism, or escalation or material worsening of any of the foregoing, (iii) mandatory changes in accounting standards or any authoritative interpretation thereof, (iv) changes in exchange rates, and (v) any decline in the market price or decrease or increase in the trading volume of the Ordinary Shares after the date of this Agreement, in and as of itself; provided that with respect to clauses (i) through (iv) above, such changes do not have a disproportionate impact on the Company compared to similarly situated companies.

5.2.5.                Rivel Closing. The Rivel Closing shall have been consummated.

5.2.6.                Shareholders Agreement Terminated.  The expiration of 30 days from the date of the Rivel Closing, and at the end of such date that certain Shareholders Agreement between Rivel and Del-Ta dated October 5, 2006 shall have terminated.

5.3.           Conditions to Closing of the Seller. The obligations of the Seller to effect the Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any of which may be waived, in writing, by Seller:

5.3.1.                Representations and Warranties. (i) The representations and warranties of the Purchaser in this Agreement shall have been true and correct as of the date hereof and on and as of the Closing Date with the same effect as if made at and as of the Closing Date, and (ii) the Purchaser shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Purchaser at or prior to the Closing Date.

5.3.2.                Receipt of Closing Delivery. The certificate required to be delivered by the Purchaser to the Seller under Section 2.3 shall have been received by Seller.

6.	Covenants.

6.1.           Additional Documents and Further Assurance. Subject to the terms and conditions of this Agreement and any applicable law, each party hereto, at the reasonable request of another party hereto, shall execute and deliver, or cause to be executed and delivered, such other documents and instruments and do and perform such other actions as may be necessary or desirable for effecting completely the consummation of the Transaction Agreements and the transactions contemplated hereby and thereby.

6.2.           Call Option.

6.2.1.                The Seller hereby grants Purchaser, subject to the Closing, a call option to purchase from Seller an aggregate of 346,931 Ordinary Shares, as may be reduced pursuant to Section 1.6 above (the "Call Option" and the "Call Option Shares", respectively) and, if applicable, the Call Option Related Assets (as defined below) in consideration for a price per share equal to US$10.00 (reduced by the gross amount per share of all dividend or other distributions effected by the Company following the date hereof and through the date of the Call Option Closing) and on the terms set forth in this Section 6.2. For purposes of this Section 6.2, “Call Option Related Assets” shall mean all rights, assets, properties or securities of any kind distributed, issued or granted in respect of, in exchange or in addition to, the Call Option Shares, following the date hereof and through the date Call Option Closing, and any right or entitlement to receive the same, but excluding distributions to the extent deducted from the purchase price thereof as set forth above.  Whether or not specifically indicated, any reference to the Call Option Shares shall include, if applicable, the Call Option Related Assets.

6.2.2.                If the Purchaser wishes to exercise the Call Option, it shall notify the Seller in writing, at one time or from time to time during the period commencing on September 30, 2013 and ending at 19:00 Israel time on September 30, 2014 (the “Call Option Exercise Period”), indicating in each such notification the number of Call Option Shares it wishes to purchase up to the Call Option Shares. As promptly as practicable thereafter, the Seller shall deliver to the Purchaser a written notice describing the Call Option Related Assets.

6.2.3.                The closing of the purchase of the Call Option Shares indicated in the Purchaser's exercise notice and, if applicable, the Call Option Related Assets (the "Call Option Closing") shall take place on the later of (i) the 10th business day following the delivery of the Purchaser's exercise notice, or (ii) the third business day after such time as the applicable regulatory approvals and requirements (if any) with respect to the purchase of such Call Option Shares and, if applicable, the Call Option Related Assets shall have been obtained or satisfied, provided that by such date the 14-day period referred to in Section 1.3 shall have elapsed (for as long as the Tag Along Agreement is in effect), at such place in Israel as the parties shall agree. The provisions of this Agreement shall apply, mutatis mutandis, to the purchase of Call Option Shares and, if applicable, the Call Option Related Assets (including, without limitation, Sections 1.4, 2.2, 2.3, 2.4, 3, 4, 5 (and in such case Schedule 5.1.3 shall include the required regulatory approvals, and other than 5.2.4), 6.4 and 7.1.2 (with reference to the date of exercise of the Call Option), and the Call Option Shares and, if applicable, the Call Option Related Assets so purchased shall be deemed as Purchased Shares for all purposes under this Agreement from the Call Option Closing.

6.2.4.                Notwithstanding the Call Option Exercise Period, the Call Option shall expire upon the earlier of the following: (i) the earlier of: (a) such time as the Purchaser purchases from the Seller Ordinary Shares pursuant to Section 2.5 of the Shareholders Agreement in an amount equal to or in excess of the number of the Call Option Shares; (b) such time as the Purchaser notifies the Seller in writing that it declines the offer pursuant to Section 2.5 of the Shareholders Agreement; or (c) the expiration of the applicable period for accepting the offer pursuant to Section 2.5 of the Shareholders Agreement; (ii) the date of consummation of a transaction for the sale of all of the Company’s issued share capital (however structured); or (iii) the date of consummation of a Transfer of all Ordinary Shares held by the Seller in accordance with Section 6 (Bring Along) of the Shareholders Agreement and as defined therein.

6.2.5.                The Purchaser shall be entitled to apportion or assign the Call Option, in whole or in part, to its affiliates and Permitted Transferees (as defined in the Shareholders Agreement) or to designate any third party purchaser as notified to the Seller.

6.2.6.                Notwithstanding anything to the contrary in the Shareholders Agreement, unless the Call Option has expired prior to such date as set forth in Section 6.2.4 above, then the Seller shall be subject to the provisions of Section 2.1 of the Shareholders Agreement with respect to the Call Option Shares and, if applicable, the Call Option Related Assets until the later of (i) the expiration of the Call Option Exercise Period; or (ii) the date of the Call Option Closing, if an exercise notice was delivered during the Call Option Exercise Period.

6.3.           Put Option.

6.3.1.                The Purchaser hereby grants Seller, subject to the Closing, a put option to sell to the Purchaser such number of Ordinary Shares up to the maximum number of the Call Option Shares (the "Put Option" and the "Put Option Shares", respectively) and, if applicable, the Call Option Related Assets (as defined in Section 6.2, but with reference to the Put Option (the "Put Option Related Assets")) in consideration for a price per share equal to US$8.00 (reduced by the gross amount per share of all dividend or other distributions effected by the Company following the date hereof and through the date of consummation of Put Option), after deduction of the applicable tax withholding, and on the terms set forth in this Section 6.3.

6.3.2.                If the Seller wishes to exercise the Put Option, it shall notify the Purchaser, in writing, at one time or from time to time during the period commencing on September 30, 2013 and ending at 19:00 Israel time on March 31, 2014 (the “Put Option Exercise Period”) indicating the number of Put Option Shares it wishes to sell. As promptly as practicable thereafter, the Seller shall deliver to the Purchaser a written notice describing the Put Option Related Assets.

6.3.3.                The closing of the purchase of the Put Option Shares indicated in the Seller's exercise notice and, if applicable, the Put Option Related Assets shall take place on the later of (i) the 30th business day following the delivery of the Seller's exercise notice, or (ii) the third business day after such time as the applicable regulatory approvals and requirements (if any) with respect to the purchase of such Put Option Shares and, if applicable, the Put Option Related Assets shall have been obtained or satisfied, at such place in Israel as the parties shall agree. The parties shall enter into an agreement for the sale and purchase of such Put Option Shares and, if applicable, the Put Option Related Assets on the terms set forth in this Section 6.3 and otherwise as reasonably agreed.

6.3.4.                Notwithstanding the Put Option Exercise Period, the Put Option shall expire upon the earlier of the following: (i) a transaction for the sale of all of the Company’s issued share capital (however structured); or (ii) a transfer of all Ordinary Shares held by the Purchaser.

6.3.5.                The Purchaser shall be entitled to apportion or assign the Put Option, in whole or in part, to its affiliates and Permitted Transferees (as defined in the Shareholders Agreement) or to designate any third party purchaser as notified to the Seller.

6.4.           Filings; Notices and Approvals.

6.4.1.                As promptly as practicable after the date of this Agreement, the parties shall use their commercially reasonable efforts to deliver and file each notice, report or other document, or obtain the consent or approval, required to be delivered, or filed by such party with, or obtained from any governmental or regulatory authority or any third party, with respect to this Agreement and the other agreements and the transactions entered into on the date hereof or contemplated hereby. Each of the Seller and the Purchaser shall cause all documents that it is responsible for filing with or delivering to any governmental or regulatory authority or any third party under this Section 6.2.1 to comply as to form and substance in all material respects with the applicable legal requirements and contractual obligations and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any governmental or regulatory authority or any third party and shall comply promptly with any such inquiry or request.

6.4.2.                Notwithstanding anything in this Agreement to the contrary: (i) neither Purchaser nor Seller shall have any obligation to litigate or contest any administrative or judicial action or proceeding, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or any condition or term for the approval or consent of any governmental or regulatory authority or any third party to the transactions contemplated under this Agreement or the other agreements among the parties referenced herein; and (ii) neither Purchaser nor Seller shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Purchaser or Seller or any of their respective affiliates or the Company or its affiliates, (B) the imposition of any limitation or regulation on the ability of Purchaser or Seller or any of their respective affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of the Company or any limitation or regulation on the ability of Purchaser or Seller or any of their respective affiliates to exercise full rights of ownership of the shares of the Company (any of the foregoing, an “Antitrust Restraint”). Each party undertakes, until the earlier of the Closing or the termination of this Agreement in accordance with Section 7 hereof, not to acquire, directly or indirectly, any interest in, nor to hold any right with respect to, any asset, which ownership of or any other right in any asset would be reasonably expected to result in the imposition of an Antitrust Restraint with respect to the transactions contemplated hereunder.

7.	Termination.

7.1.           This Agreement may be terminated at or prior to the Closing, only as follows:

7.1.1.                By written consent of the parties hereto;

7.1.2.                By written notice of the Purchaser or the Seller, if the Closing Date shall not have occurred by the expiration of 180 days after the date hereof (the “Termination Date”) (which date may be extended by the Purchaser or the Seller by an additional 45 days if the Closing has not occurred due to the condition in Section 5.1.3 not being satisfied); provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such Termination Date;

7.1.3.                By written notice of the Purchaser to Seller, referring to the relevant clause of this subsection if:

   7.1.3.1.                There has been a breach of any representation, warranty, covenant or agreement of the Seller contained in this Agreement such that if Closing were to occur on the date of such termination such breach would result in the failure of any of the conditions set forth in Sections 5.15 (as it applies to Seller) hereof to be satisfied and such breach has not been cured within ten (10) days after written notice thereof to the Seller; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

   7.1.3.2.                There shall be statute, rule, regulation or order enacted, promulgated or issued or applicable to the transactions contemplated hereby by any governmental authority, which has or could have the effect of limiting or restricting the Purchaser’s ownership or voting of the Purchased Shares and, if applicable, the Related Assets or imposing any Antitrust Restraint on the Purchaser or the Company.

   7.1.3.3.                Any of the conditions in Sections 5.2.3, 5.2.4, 5.2.5 or 5.2.6 is not or is reasonably expected not to be satisfied by the Termination Date.

7.1.4.                By written notice of the Seller to Purchaser, referring to the relevant clause of this subsection if:

   7.1.4.1.                There has been a breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement such that if Closing were to occur on the date of such termination such breach would result in the failure of any of the conditions set forth in Sections 5 (as it applies to Purchaser) hereof to be satisfied and such breach has not been cured within ten (10) days after written notice thereof to the Seller; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

   7.1.4.2.                There shall be any statute, rule, regulation, executive order, decree, judgment, injunction or other order enacted, issued, promulgated, enforced, entered or deemed applicable by any governmental authority which has or could have the effect of limiting or restricting the Seller’s right to sell the Purchased Shares and, if applicable, the Related Assets or imposing any Antitrust Restraint on the Seller or the Company.

7.2.           Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser or the Seller, or their respective employees, agents or shareholders, if applicable, except that the provisions of Section 2.5, 8 and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Section 7, and except to the extent that such termination results from a material breach by the other party of any representation, warranty or covenant set forth in this Agreement.

8.	General.

8.1.           Expenses. Each party shall bear its own costs and expenses incurred with respect to the negotiation, execution, delivery and performance of this Agreement.

8.2.           Entire Agreement. This Agreement and the exhibits and schedules attached hereto, and the documents and instruments and other agreements referenced herein, constitute the full and entire understanding and agreement between the parties with respect to the subject matters hereof and thereof, and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

8.3.           Amendment. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the parties hereto. Any amendment or waiver effected in accordance with this Section shall be binding upon all parties of this Agreement and their respective successors and assignees.

8.4.           Press Releases.  No party shall issue any statement or communication to any third party (other than their respective agents, current or future partners, affiliates and representatives that are bound by confidentiality restrictions) regarding this Agreement, its existence and content, or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of the other parties hereto, except as required to comply with applicable legal requirements and the rules of any stock exchange.

8.5.           Remedies.  The parties hereby acknowledge that monetary damages may not be a sufficient or adequate remedy for any breach or violation of any of their respective obligations under Section 6 and that, in addition to any other remedy which may be available to any of them hereunder or in law or equity, and without any wavier or limitation with respect thereto, the non-breaching/violating party shall be entitled to injunctive and other equitable relief, including specific performance, with respect to any such breach or violation and to enforce specifically the terms and provisions hereof, in any court of competent jurisdiction. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.6.           Assignment. Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by any party hereto, without the prior consent in writing of the other party hereto, and any such assignment without such prior written consent shall be null and void, except that this Agreement or any of the rights, interests or obligations under this Agreement may be assigned by the Purchaser upon notice to the other party, to any of the Viola Partners or Viola Credit funds and their respective affiliates or to a lender providing financing for the purchase of the Purchased Shares and, if applicable, the Related Assets hereunder, or in accordance with Section 6.2. Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, and administrators.

8.7.           Viola Designation. The entity executing this Agreement as the Purchaser (“Executing Party”) is signing this Agreement, as well as any instruments, certificates, exhibits and schedules attached hereto or contemplated hereby, on behalf of itself or as a nominee or trustee of an affiliate thereof, as shall be indicted in writing to the Seller prior to the Closing.  In case this Agreement is signed by the Executing Party as a nominee or trustee, then any reference to the “Purchaser” hereunder shall refer to such affiliate, as if an original party hereof, and the Executing Party shall have no further rights or obligations hereunder.

8.8.           Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.9.           Definitions. When used herein: the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation”; the words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the word “person(s)” shall include an individual, corporation, partnership, association, trust, enterprise or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof; the phrase “beneficial ownership” of any securities or “own” (and phrases of similar import) shall mean beneficial ownership for purposes of Rule 13d-3 under the US Securities Exchange Act of 1934 (the "Exchange Act") (and for the purposes of Rule 13d-3(d)(1)(i) thereunder, as if the right to acquire beneficial ownership of such security would have been within 60 days); the word “affiliate(s)” (and words of similar import) shall mean as set forth in Rule 405 promulgated under the Securities Act; and the word “group” shall mean any group of persons acting together in the manner described in Rule 13d-5(b)(1) under the Exchange Act.  Unless the context otherwise requires, words denoting the singular number only shall include the plural and vice versa.  "Business Day" (whether or not used as a capitalized term) shall mean each day that is not a Friday or Saturday, or on which banking institutions located in Tel Aviv, Israel are authorized or obligated by law or order to close.

8.10.           Interpretation. The headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. The recitals, exhibits and schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the exhibits and schedules hereto. Each of the parties acknowledges that it had assessed the risk, uncertainties and benefits of the transactions contemplated by this Agreement and each Transaction Document to which it is a party, and that it was represented by legal counsel in the negotiation, execution and delivery of the Transaction Documents. Accordingly, and based on the foregoing facts, among other factors, each party acknowledges and agrees that, for purposes of interpreting this Agreement or any other Transaction Document, no party has had any preference in the design of the provisions of this Agreement (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended).

8.11.           Severability. If any provision of this Agreement or the application thereof becomes or is declared by a court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. In addition, if any particular provision contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

8.12.           Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

8.12.1.
if to the Purchaser, to:

Viola Private Equity
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach Israel
Attention:                 Harel Beit-On
Telephone No.:        (972)-(9)-9720433
Facsimile No.:           (972)(9)-9594952
Email:                        harelb@violape.com

with a mandatory copy to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road Ramat Gan 52506, Israel
Attention:                Dan Shamgar, Advocate
                                 Shira Azran, Advocate
Telephone No.:        (972)-(3)-610-3100
Facsimile No.:           (972)-(3)-6103-111
Email:                       dshamgar@meitar.com
                                  sazran@meitar.com

8.12.2.
if to the Seller, to:

154 Menahem Begin Rd., Tel-Aviv, Israel
Attention: CFO
Telephone No.: (972)-(3)-6083444
Facsimile No.:   (972)-(3)-6083434
Email: Shahror@kardan.com

with a mandatory copy to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road Ramat Gan 52506, Israel
Attention:                Mike Rimon, Advocate
Telephone No.:       (972)-(3)-610-3100
Facsimile No.:          (972)-(3)-610-3687
Email:                        mrimon@meitar.com

Any notice sent in accordance with this Section 8.12 shall be effective (i) if mailed, three (3) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of delivery (with respect to facsimile only) or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of delivery (with respect to facsimile only); provided, however, that any notice of change of address shall only be valid upon receipt.

8.13.           Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

- Signature Pages Follow -

IN WITNESS WHEREOF, the parties have caused this Share Purchase Agreement to be duly executed as of the date first written above.

Viola P.E. GP Ltd. By: /s/ Jonathan Kolber Name: Jonathan Kolber Title: Authorized Signatory By: /s/ Harel Beit-On Name: Harel Beit-On Title: Authorized Signatory

Kardan Communications Ltd. By: /s/ Amit Ben-Yehuda Name: Amit Ben-Yehuda Title: Authorized Signatory By: /s/ Asher Elmoznino Name: Asher Elmoznino Title: Authorized Signatory